# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Perfect Corp., CIK 0001899830
CUSIP: G7006A109
Title of class of securities: Class A Ordinary Shares, par value of $0.10 per share
Address of issuer's principal executive offices: 14F, No. 98 Minquan Road, Xindian District, New Taipei City, TAIWAN, Taiwan (F5), 231
Date of event which requires filing of this statement: 03/20/2026
Filed by CIK 0001962464
Persons authorized to receive notices and communications: Alice H. Chang, 14F, No. 98 Minquan Road, Xindian District, New Taipei City, TAIWAN, Taiwan (F5), 231, 886-2-8667-1105

## Reporting persons
- Alice H. Chang (CIK 0001962464): type of reporting person: individual (IN); citizenship or place of organization: Taiwan (F5); source of funds: subject company funds (SC), other (OO); sole voting power 17,629,410; shared voting power 0; sole dispositive power 17,629,410; shared dispositive power 0; aggregate amount beneficially owned 17,629,410 (17.3% of the class)
  Comment: (1) Represents (i) 597,256 Class A ordinary shares directly held by Alice H. Chang ("Ms. Chang"), (ii) 973,744 Class B ordinary shares directly held by Ms. Chang, (iii) 10,622,620 Class B ordinary shares held by GOLDEN EDGE CO., LTD. over which Ms. Chang has sole voting power and sole dispositive power, (iv) 4,669,346 Class B ordinary shares held by DVDonet.com. Inc. over which Ms. Chang has sole voting power and sole dispositive power, (v) 523,008 Class B ordinary shares held by World Speed Company Limited over which Ms. Chang has sole voting power and sole dispositive power, and (vi) 243,436 Class B ordinary shares that Ms. Chang has the right to acquire within 60 days of the date hereof, upon exercise of 243,436 options vested to Ms. Chang under the 2021 Stock Compensation Plan adopted by the Issuer's board of directors on December 13, 2021, as amended (the "Share Incentive Plan"). Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.
  
  (2) The percentage of class of securities beneficially owned by the Reporting Person is calculated based on a total number of (i) 101,848,671 issued and outstanding ordinary shares (consisting of 85,059,953 Class A ordinary shares and 16,788,718 Class B ordinary shares) of the Issuer as of December 31, 2025, as reported by the Issuer in its annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission ("SEC") on March 13, 2026, and (ii) 243,436 Class B ordinary shares that Ms. Chang has the right to acquire within 60 days of the date hereof, upon exercise of 243,436 options vested to Ms. Chang under the Share Incentive Plan.
  
  (3) The 17,629,410 ordinary shares (consisting of 597,256 Class A ordinary shares and 17,032,154 Class B ordinary shares) beneficially owned by Ms. Chang represents 66.9% of the total outstanding voting power of the Issuer. The percentage of total voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the total voting power of (i) all of the Issuer's Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2025, and (ii) 243,436 Class B ordinary shares that Ms. Chang has the right to acquire within 60 days of the date hereof, upon exercise of 243,436 options vested to Ms. Chang under the Share Incentive Plan. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted for a vote.
- Golden Edge Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: subject company funds (SC), other (OO); sole voting power 10,622,620; shared voting power 0; sole dispositive power 10,622,620; shared dispositive power 0; aggregate amount beneficially owned 10,622,620 (10.4% of the class)
  Comment: (1) Represents 10,622,620 Class B ordinary shares held by GOLDEN EDGE CO., LTD. over which Ms. Chang has sole voting power and sole dispositive power. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.
  
  (2) The percentage of class of securities beneficially owned by the Reporting Person is calculated based on a total number of 101,848,671 issued and outstanding ordinary shares (consisting of 85,059,953 Class A ordinary shares and 16,788,718 Class B ordinary shares) of the Issuer as of December 31, 2025, as reported by the Issuer in its annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the SEC on March 13, 2026.
  
  (3) The 10,622,620 Class B ordinary shares held by GOLDEN EDGE CO., LTD. represents 42.0% of the total outstanding voting power of the Issuer. The percentage of total voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer's Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2025. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted for a vote.
- DVDonet.com. Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: subject company funds (SC), other (OO); sole voting power 4,669,346; shared voting power 0; sole dispositive power 4,669,346; shared dispositive power 0; aggregate amount beneficially owned 4,669,346 (4.6% of the class)
  Comment: (1) Represents 4,669,346 Class B ordinary shares held by DVDonet.com. Inc. over which Ms. Chang has sole voting power and sole dispositive power. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.
  
  (2) The percentage of class of securities beneficially owned by the Reporting Person is calculated based on a total number of 101,848,671 issued and outstanding ordinary shares (consisting of 85,059,953 Class A ordinary shares and 16,788,718 Class B ordinary shares) of the Issuer as of December 31, 2025, as reported by the Issuer in its annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the SEC on March 13, 2026.
  
  (3) The 4,669,346 Class B ordinary shares held by DVDonet.com. Inc. represents 18.5% of the total outstanding voting power of the Issuer. The percentage of total voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer's Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2025. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted for a vote.
- World Speed Company Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: subject company funds (SC), other (OO); sole voting power 523,008; shared voting power 0; sole dispositive power 523,008; shared dispositive power 0; aggregate amount beneficially owned 523,008 (0.5% of the class)
  Comment: (1) Represents 523,008 Class B ordinary shares held by World Speed Company Limited over which Ms. Chang has sole voting power and sole dispositive power. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.
  
  (2) The percentage of class of securities beneficially owned by the Reporting Person is calculated based on a total number of 101,848,671 issued and outstanding ordinary shares (consisting of 85,059,953 Class A ordinary shares and 16,788,718 Class B ordinary shares) of the Issuer as of December 31, 2025, as reported by the Issuer in its annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the SEC on March 13, 2026.
  
  (3) The 523,008 Class B ordinary shares held by World Speed Company Limited represents 2.1% of the total outstanding voting power of the Issuer. The percentage of total voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer's Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2025. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted for a vote.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value of $0.10 per share
Name of issuer: Perfect Corp.
Address of issuer's principal executive offices: 14F, No. 98 Minquan Road, Xindian District, New Taipei City, TAIWAN, Taiwan (F5), 231
Comment: This Amendment No. 1 (this "Amendment No. 1") amends and restates in entirety the disclosures in Item 3 ("Source and Amount of Funds or Other Consideration"), Item 4 ("Purpose of Transaction"), Item 5 ("Interest in Securities of the Issuer"), Item 6 ("Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer") and Item 7 ("Material to be Filed as Exhibits") of the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on February 5, 2025 (the "Schedule 13D"). Unless as otherwise amended or restates herein, the disclosures set forth in the Schedule 13D remain unchanged. Capitalized terms used herein but not defined shall have the meanings set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons anticipate that, at a price of US$1.95 per ordinary share in cash set forth in the Proposal (as defined below)., an aggregate amount of approximately US$92.6 million will be expended in acquiring all of the outstanding ordinary shares of the Issuer, other than the ordinary shares owned by the Consortium Members (as defined below). This amount excludes (a) the estimated funds required to pay for the outstanding warrants and options to purchase the ordinary shares; and (b) the estimated transaction costs associated with the Transaction (as defined below).

It is anticipated that the Transaction (as defined below) will be financed by equity capital from the Consortium Members in the form of rollover equity in the Issuer and available unrestricted cash from the Issuer. Debt financing may also be arranged to the extent necessary or desirable at the sole discretion of the Lead Consortium Members (as defined below).

The information set forth in or incorporated by reference in Items 4 of this statement is incorporated herein by reference in its entirety.

## Item 4. Purpose of Transaction
Purpose of transaction:
On March 18, 2026, Ms. Alice H. Chang ("Ms. Chang"), and her controlled affiliates GOLDEN EDGE CO., LTD., DVDonet.com. Inc. and World Speed Company Limited (collectively, the "Chairwoman Parties"), CyberLink International Technology Corp. ("CyberLink", together with the Chairwoman Parties, the " Consortium Members") entered into a consortium agreement (the "Consortium Agreement"), pursuant to which the Consortium Members agreed to cooperate in good faith to undertake an acquisition transaction with respect to the Issuer (the "Transaction"). The Consortium Agreement provides, among other things, that: (i) the Consortium Members shall work jointly to engage joint advisors to the consortium, negotiate and determine the terms of the Transaction, determine the financing structure of the Transaction, negotiate and determine the terms of the debt financing to the extent it is required for the Transaction, and admit new consortium members; and (ii) the Consortium Members shall use reasonable best efforts and jointly cooperate in good faith in securing the debt financing to the extent it is required for the Transaction, obtaining applicable approvals, licenses, waivers or exemptions for the consummation of the Transactions, and preparing and negotiating definitive documentation and other related documentation with respect to the Transaction. During the period beginning on the date of the Consortium Agreement and ending on the earlier of (x) the date that is 12 months after the date of the Consortium Agreement and (y) the termination of the Consortium Agreement upon the occurrence of certain termination events as set forth therein, the Consortium Members have agreed to work exclusively with respect to the Transaction and not to, among other things, (i) make or facilitate a competing proposal for the acquisition of control of the Issuer or (ii) acquire or dispose of any securities of the Issuer.

In connection with the execution of the Consortium Agreement, on March 18, 2026, the Consortium Members submitted a preliminary non-binding proposal (the "Proposal") to the Issuer's board of directors in connection with the Transaction. Under the Proposal, the Consortium Members proposed to acquire, through an acquisition company to be formed by them, all of the outstanding ordinary shares of the Issuer not owned by the Consortium Members for US$1.95 per ordinary share in cash, representing a premium of 44.4% to the closing price of the Issuer's Class A ordinary shares on March 17, 2026 and a premium of 35.4% and 23.4% to the volume-weighted average closing price during the last 30 and 60 trading days, respectively. The Consortium Members intend to finance the Transaction by equity capital from the Consortium Members in the form of rollover equity in the Issuer and available unrestricted cash from the Issuer. The Proposal also provides that, among other things, the Consortium Members will negotiate and execute definitive agreements with respect to the Transaction that will include provisions typical, customary and appropriate for transactions of this type.

If the Transaction is completed, the Issuer's Class A ordinary shares would be delisted from the New York Stock Exchange, and the Issuer's obligation to file periodic reports under the Act would terminate. In addition, consummation of the Transaction may result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer (as the surviving company in the merger), and a change in the Issuer's memorandum and articles of association to reflect that the Issuer would become a privately held company.

Other than as described in this Item 4, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

No assurance can be given that any proposal, any definitive agreement or any transaction relating to the Transaction will be entered into or consummated. The Proposal provides that a binding commitment with respect to the Transaction will result only from the execution of definitive agreements and then will be on terms and conditions provided in such documentation.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Consortium Agreement and the Proposal, each of which is attached as an exhibit hereto and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information of the Reporting Persons with respect to Rows 7 through 13 (including the footnotes to such information) of the cover pages to this Amendment No. 1 is incorporated herein by reference in its entirety.

As a result of the execution of the Consortium Agreement and submission of the Proposal, the Reporting Persons and CyberLink may be deemed to be members of a "group" within the meaning of Section 13(d)(3) of the Act and Rule 13d-5 promulgated under the Act. As such, the group may be deemed to beneficially own, in the aggregate, 54,346,935 ordinary shares (consisting of 37,558,217 Class A ordinary shares and 16,788,718 Class B ordinary shares, excluding any ordinary shares issuable upon the Consortium Members' exercise of options or warrants within 60 days), which represent 53.4% of the total outstanding ordinary shares or 81.2% of the total voting power as of the date hereof, calculated based on a total number of 101,848,671 issued and outstanding ordinary shares (consisting of 85,059,953 Class A ordinary shares and 16,788,718 Class B ordinary shares) of the Issuer as of December 31, 2025. However, the Reporting Persons expressly disclaim the beneficial ownership of the ordinary shares that are beneficially owned by CyberLink and other reporting persons (if any). Neither the filing of this Amendment No.1, the Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any of the ordinary shares beneficially owned in the aggregate by other members of the "group" for purposes of Section 13(d) of the Act or for any other purpose. The Reporting Persons are only responsible for the information contained in the Schedule 13D and this Amendment No.1, and assume no responsibility for information contained in any other Schedule 13D and/or amendments filed by any other reporting person.
Number of shares as to which each person has sole or shared power to vote or dispose: See (a) above.
Transactions in the class effected during the past sixty days: Except as set forth in Items 3 and 4, to the knowledge of each of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the Class A ordinary shares of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into an agreement on February 5, 2025, with respect to the joint filing of the Schedule 13D and any amendment or amendments hereto. Such joint filing agreement is attached as an exhibit hereto and is incorporated herein by reference.

The Consortium Agreement and the Proposal, each of which is attached as an exhibit hereto and is incorporated herein by reference, are incorporated herein by reference in their entirety. In addition, the information set forth in Items 3, 4 and 5 of this statement is incorporated by reference in its entirety into this Item 6.

To the knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 Joint Filing Agreement, dated as of February 5, 2025, by and among the Reporting Persons (https://www.sec.gov/Archives/edgar/data/1899830/000089843225000092/exh99-1.htm)
2 Consortium Agreement, dated as of March 18, 2026, by and among Alice H. Chang, GOLDEN EDGE CO., LTD., World Speed Company Limited, DVDonet.com. Inc. and CyberLink International Technology Corp.
3 Preliminary Non-Binding Proposal dated March 18, 2026

## Signatures
- Alice H. Chang: /s/Alice H. Chang, Alice H. Chang/Chief Executive Officer (03/20/2026)
- Golden Edge Co., Ltd.: /s/Iris Chen, Iris Chen/Director (03/20/2026)
- DVDonet.com. Inc.: /s/ Liang-Chu Sun, Liang-Chu Sun/Director (03/20/2026)
- World Speed Company Limited: /s/ Liang-Chu Sun, Liang-Chu Sun/Director (03/20/2026)